Exhibit 99.3

CORPORATE ACCESS NUMBER: 2020125932

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

PENN WEST PETROLEUM LTD.

CHANGED ITS NAME TO OBSIDIAN ENERGY LTD. ON 2017/06/26.

Government of Alberta
REGISTRAR OF CORPORATIONS

Name Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2017/06/26

Service Request Number:    27225766

Corporate Access Number:  2020125932

Legal Entity Name:	PENN WEST PETROLEUM LTD.
French Equivalent Name:
Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	OBSIDIAN ENERGY LTD.
New French Equivalent Name:
Nuans Number:	120239641
Nuans Date:	2017/06/09
French Nuans Number:
French Nuans Date:

Professional Endorsement Provided:
Future Dating Required:

Annual Return

No Records returned

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Statutory Declaration	10000407115604399	2017/01/01
Share Structure	ELECTRONIC	2017/01/01
Other Rules or Provisions	ELECTRONIC	2017/01/01

Registration Authorized By:	SYLVIE J. WELSH
SOLICITOR